EXHIBIT 99.H18

WISDOMTREE RULES-BASED METHODOLOGY

WisdomTree Battery Value Chain and Innovation Index

Last Updated January 2022

WISDOMTREE RULES-BASED METHODOLOGY

Methodology Guide for the WisdomTree Battery Value Chain and Innovation Index

1.	Index Overview and Description

The WisdomTree Battery Value Chain and Innovation Index [referred to as “the Index”] is designed to track the performance of companies primarily involved in Battery and Energy Storage Solutions (“BESS”) and Innovation. The Index was developed by WisdomTree Investments, Inc. (“WTI”), in collaboration with third party specialists at BESS.

BESS can be defined as technology that captures electrical energy in chemical form. These technologies are positioned to benefit from the fact that both, chemical and electrical energy, have an electron as the carrier, which limits the conversion loss.

Innovation is defined as the introduction of new, creative, or different (i.e., “innovative”) technologically enabled products or services with the potential to change the industry landscape.

The Index is reconstituted on semi-annual basis (following the close of trading on the third Friday in May and November).

The Index is calculated to capture price appreciation and total return, which assumes dividends are reinvested into the Index. The Index is calculated using primary market prices and calculated in U.S. dollars.

2.	Key Features

2.1.	Membership Criteria

To be eligible for inclusion in the Index, component companies must be under coverage by the market management team of the third-party independent index calculation agent, must list shares on eligible stock exchanges and be classified as a BESS or Innovation company, and derive 50% of revenue from one or more of the Battery Value Chain Activities (as defined below) or Innovation. In the developed world, component companies must list their shares on one of the stock exchanges in the U.S., Europe (i.e., Austria, Belgium, Denmark, Finland, France, Germany, Ireland, Italy, Netherlands, Norway, Portugal, Spain, Sweden, Switzerland, or the United Kingdom), the Tokyo Stock Exchange, or on stock exchanges in Australia, Israel, New Zealand, Hong Kong, Singapore or Canada. In the developing world, component companies must have their shares listed on a stock exchange in one of the following countries: Brazil, Chile, China, Czech Republic, Hungary, Indonesia, Korea, Malaysia, Mexico, Philippines, Poland, Russia, South Africa, Taiwan, Thailand, or Turkey. Securities must be incorporated in one of these

Emerging Market Countries. In the case of China, companies that are incorporated or domiciled in China and trade on one of the stock exchanges in the developed world are eligible for inclusion. In addition, Chinese domestic listed companies that are part of the connect program1 and meet Index requirements will be selected for inclusion.

Companies need to have market capitalization of at least $250 million and an average daily dollar volume of at least $1,000,000 for each of the three months preceding the Screening Date (after the close of trading on the last trading day in April and October).

If a security was recently listed and does not have 3-months of trading history, the data available since listing will be used to extrapolate a 3-month average daily traded value. Common stocks, REITs, tracking stocks, holding companies, ADRs, GDRs and EDRs are eligible for inclusion. Limited partnerships, limited liability companies, royalty trusts, Business Development Companies (BDCs) and mortgage REITs are excluded. Preferred stocks, closed-end funds, passive foreign investment companies, exchange-traded funds, and derivative securities such as warrants and rights are not eligible. The publicly traded security for WisdomTree Investments, Inc., ticker WETF, is not eligible for inclusion in any of WisdomTree’s equity indexes.

The Index classifies the BESS value chain into 4 categories (i.e., Raw Materials, Manufacturing, Enablers and/or Emerging Technology) (collectively, “Battery Value Chain Activities”), partitioned into 12 sectors, which are further divided into 37 sub-sectors2.

Raw Materials – companies that focus on raw battery materials mining, such as Lithium, Nickel or extract chemicals for instance Lithium Carbonate, Cobalt Chemicals specifically used for BESS.

Manufacturing – companies that process battery materials, cell, pack and build components such as Anode, Cathode for BESS.

Enablers – companies that develop the battery building block components for BESS such as grid edge or charging infrastructure.

[1]

Stock Connect is a unique collaboration between the Hong Kong, Shanghai and Shenzhen Stock Exchanges, which allows international and Mainland Chinese investors to trade securities in each other’s markets through the trading and clearing facilities of their home exchange. First launched in November 2014, the scheme now covers over 2,000 eligible equities in Shanghai, Shenzhen and Hong Kong.

[2]	As of January 2022.

Emerging Technologies – companies that use new battery storage technologies such as Lithium Air, Hydrogen Fuel Cell or develop new applications for instance wireless charging.

The Index utilizes an intensity rating, developed by WisdomTree in collaboration with third-party specialists at BESS (“Intensity Rating”), which captures the perceived degree of a company’s overall involvement across the BESS value chain.

This BESS Intensity Rating is calculated as sub-sector score multiplied by the company revenue exposure score:

o	Sub-sector score: the scores are calculated based on 3 factors with the following weights, Size – 10%; Exposure – 50%; Growth – 40%:

➣	Size score: quantitative measure based on the relative value of the market

➣	Exposure score: quantitative measure based on percentage of demand in BESS as an end-use

➣	Growth score: qualitative and quantitative measure based on the percentage relative to sub-sector growth

o	Company revenue exposure score: based on the company’s percentage of revenue from each sub-sector

Each company from the universe is also assigned a Composite Risk Score, which is calculated as the average of the below two factor scores:

o	Quality Factor – determined by return on equity, return on assets, gross profits over assets and cash flows over assets

o	Momentum Factor – determined by the stocks’ risk adjusted total returns over historical periods (i.e., 6 and 12 months)

Companies are ranked based on the Intensity Rating and Composite Risk Score, respectively. Stocks that do not fall within the bottom 20% of the Intensity Rating are selected for inclusion, subject to a minimum of 75 stocks. Furthermore, stocks ranked within the top 33.3% of each category will also be included, if those stocks have not been selected in the previous step. Companies that fall within the bottom 20% of the eligible universe based on the Composite Risk Score, will be removed from the selection. Security additions and deletions are reviewed and rebalanced on semi-annual basis in May and November.

2.2	Base Date and Base Value

The WisdomTree Battery Value Chain and Innovation Index was established with a base value of 200 on November 19, 2021.

2.3	Calculation and Dissemination

The following formula is used to calculate the index levels for the Battery Value Chain and Innovation Index:

Σi{SiPiEi }
D

Si = Number of shares in the index for security i.

Pi = Price of security i

Ei = Cross rate of currency of Security i vs. USD. If security price in USD, Ei = 1

D = Divisor

The Index is calculated whenever the stock exchanges are open. If trading is suspended while the exchange the component company trades on is still open, the last traded price for that stock is used for all subsequent Index computations until trading resumes. If trading is suspended before the opening, the stock’s adjusted closing price from the previous day is used to calculate the Index. Until a particular stock opens, its adjusted closing price from the previous day is used in the Index computation. Index values are calculated on both, price and total-return basis, in U.S. dollars, and disseminated on an end-of-day basis.

2.4	Weighting

The target weight of each category is calculated as the average of the following weights:

o	Each of the 4 categories (i.e., Raw Materials, Manufacturing, Enablers and Emerging Technology) is equal-weighted at 25%.

o	Each category then receives a second weight from the average score of their underlying sub-sectors.

The component companies that rank within the top/middle/bottom 1/3 Composite Risk Scores will have their Intensity Rating multiplied by 1.0x, 0.75x, and 0.5x, respectively (the “Adjusted Intensity Rating”).

Each company will then be weighted within the category based on the Adjusted Intensity Rating multiplied by the sub-sector density function: (log(N)+1)/N, where N is the number of selected stocks from its sub-sector.

The Weighting Date is when component weights are set, and it occurs after the close of trading on the second Friday of the rebalance month. The changes will go into effect after the close of trading on the third Friday of the rebalance month.

At each rebalance, the maximum weight of any security in the Index is capped at 3.5% and the minimum weight at 0.15%. Country exposure is capped at 25% except for U.S., which is capped at 50%.

Additionally, the Index is expected to allocate at least 50% of its weight to companies that meet the definition of Battery Value Chain Activities.

The following liquidity adjustment factor will be applied:

In the event a security has a calculated volume factor (average daily volume traded over the preceding three months / weight in the Index) that is less than $250 million, its weight will be reduced such that weight after volume adjustment = weight before adjustment x calculated volume factor / $250 million.

2.5	Dividend Treatment

Normal dividend payments are not taken into account in the price Index, whereas they are reinvested and accounted for in the total return Index. However, special dividends that are not reinvested in the net total return index require index divisor adjustments to prevent the distribution from distorting the price index.

2.6	Tax Rates

The WisdomTree Battery Value Chain and Innovation Total Return index is calculated on a net basis. Net return indices reflect the return to an investor where dividends are reinvested after the deduction of a withholding tax. The tax rate applied is the rate to non-resident institutions that do not benefit from double taxation treaties and is determined by the independent index calculation agent in accordance with their methodology.

2.7	Multiple Share Classes

In the event a component company issues multiple classes of shares of common stock, the share class with the highest average daily volume will be included. Conversion of a share class into another share class results in the deletion of the share class being phased out and an increase in shares of the surviving share class, provided that the surviving share class is in the Index.

3.	Index Maintenance

Index Maintenance includes monitoring and implementing the adjustments for company deletions, stock splits, stock dividends, spins-offs, or other corporate actions. Some corporate actions, such as stock splits, stock dividends, and rights offerings require changes in the index shares and the stock prices of the component companies in the Index. Some corporate actions, such as stock issuances, stock buybacks, warrant issuances, increases or decreases in dividend per share between reconstitutions, do not require changes in the index shares or the stock prices of the component companies in the Index. Other corporate actions, such as special dividends and entitlements, may require Index divisor adjustments. Any corporate action, whether it requires divisor adjustments or not, will be implemented after the close of trading on the day prior to the ex-date of such corporate actions. Whenever possible, changes to the Index’s components, such as deletions as a result of corporate actions, will be announced at least two business days prior to their implementation date.

3.1.	Component Changes

Additions

Additions to the Index are made at reconstitution according to the inclusion criteria defined above. Changes are implemented following the close of trading on the third Friday in May and November. No additions are made to the Index between reconstitutions, except in the cases of certain spin-off companies defined below.

Deletions

Shares of companies that are de-listed or acquired by a company outside of the Index are deleted from the Index and the weights of the remaining components are adjusted proportionately to reflect the change in composition of the Index. A component company that files for bankruptcy is deleted from the Index and the weights of the remaining components are adjusted proportionately to reflect the change in the composition of the Index. If a component company is acquired by another company in the Index for stock, the acquiring company’s shares and weight in the Index are adjusted to reflect the transaction after the close of trading on the day prior to the execution date.3 Component companies that reclassify their shares (i.e., that convert multiple share classes into a single share class) remain in the Index, although index shares are adjusted to reflect the reclassification.

3.2.	Spin-Offs and IPOs

Should a company be spun-off from an existing component company, it is allowed to stay in the Index that its parent company is in until the next

[3]

Companies being acquired will be deleted from the Index immediately before the effective date of the acquisition or upon notice of a suspension of trading in the stock of the company that is being acquired. In cases where an effective date is not publicly announced in advance, or where a notice of suspension of trading in connection with an acquisition is not announced in advance, WisdomTree reserves the right to delete the company being acquired based on best available market information reconstitution. Spin-off shares of publicly traded companies that are included in the same indexes as their parent company are increased to reflect the spin-off and the weights of the remaining components are adjusted proportionately to reflect the change in the composition of the Index. Companies that go public in an Initial Public Offering (IPO) and that meet all other Index inclusion requirements must wait until the next reconstitution to be included in the Index.

4.	Index Divisor Adjustments

Changes in the Index’s market capitalization due to changes in composition, weighting or corporate actions result in a divisor change to maintain the Index’s continuity. By adjusting the divisor, the Index value retains its continuity before and after the event. Corporate actions that require divisor adjustments will be implemented prior to the opening of trading on the effective date. In certain instances where information is incomplete, or the completion of an event is announced too late to be implemented prior to the ex-date, the implementation will occur as of the close of the following day or as soon as practicable thereafter. For corporate actions not described herein, or combinations of different types of corporate events and other exceptional cases, WTI reserves the right to determine the appropriate implementation method.

Companies that are acquired, de-listed, file for bankruptcy, or re-incorporate outside of a defined domicile in the intervening weeks between the Screening Date and the Reconstitution Date are not included in the Index, and the weights of the remaining components are adjusted accordingly.

5.	Selection Parameters

Selection parameters for the WisdomTree Battery Value Chain and Innovation Index are defined in section 2.1. Companies that pass these selection criteria as of the Screening Date are included in the Index. The component companies are assigned weights in the Index as defined in section 2.4., and reconstitution of the Index takes effect as defined in section 3.1.